AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 1, 1999
                                                     REGISTRATION NO. 333-_____
                                                                    CIK #910955
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

                             ----------------------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:     Ranson Unit Investment Trusts, Series 86

B.  NAME OF DEPOSITOR:     Ranson & Associates, Inc.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
                            Ranson & Associates, Inc.
                         250 North Rock Road, Suite 150
                             Wichita, Kansas  67206

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                      Copy to:
            Alex R. Meitzner                       MARK J. KNEEDY
       Ranson & Associates, Inc.              c/o Chapman and Cutler
     250 North Rock Road, Suite 150           111 West Monroe Street
        Wichita, Kansas  67206               Chicago, Illinois  60603

E.  TITLE OF SECURITIES BEING REGISTERED:     Units of beneficial interest

F.  APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
                As soon as practicable after the effective date
                        of the Registration Statement.

===============================================================================
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

         Preliminary Prospectus Dated September 1, 1999
            RANSON UNIT INVESTMENT TRUSTS, SERIES 86


                                             (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only.

     A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

[Incorporated herein by reference is the final prospectus from Ranson Unit Investment Trusts, Series 84 (Registration No. 333- 82505) as filed on July 13, 1999, which shall be used as a preliminary prospectus for the current Series of the Fund.]

               CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

     The facing sheet
     The Prospectus
     The Signatures
     The following exhibits.

1.1.    Trust Agreement (to be filed by amendment).

1.1.1. Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 53 (File No. 333-17811) as filed on January 7, 1997.

2.1. Form of Certificate of Ownership (pages three and four of the Standard Terms and Conditions of Trust included as
        Exhibit 1.1.1).

3.1. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus (to be filed by amendment).

3.2. Opinion of counsel to the Sponsor as to the tax status of the securities being registered (to be filed by amendment).

4.1. Consent of Independent Auditors (to be filed by amendment).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ranson Unit Investment Trusts, Series 86, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita, and State of Kansas, on the 1st day of September 1999.

                                   RANSON UNIT INVESTMENT TRUSTS,
                                     Series 86, Registrant


                                   By:  RANSON & ASSOCIATES, INC., Depositor



                                   By:          ALEX R. MEITZNER
                                      --------------------------------------
                                                Alex R. Meitzner

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on September 1, 1999 by the following persons, who constitute a majority of the Board of Directors of Ranson & Associates, Inc.


     Signature                    Title
-------------------    ------------------------------

DOUGLAS K. ROGERS      Executive Vice               )
-------------------      President and Director     )
Douglas K. Rogers


ALEX R. MEITZNER       Chairman of the Board        )
-------------------      of Directors               )
Alex R. Meitzner


ROBIN K. PINKERTON     President, Secretary,        )
-------------------      Treasurer and Director     )     ALEX R. MEITZNER
Robin K. Pinkerton                                     ----------------------
                                                          Alex R. Meitzner

-------------------------------------------------------------------------------
An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of The Kansas Tax-Exempt Trust, Series 51 (File No. 33-46376) and Series 52 (File No. 33-47687) and the same are hereby incorporated herein by this reference.


                                    S-2